May 23, 2023

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Biocept, Inc.

Registration Statement on Form S-1 (File No. 333-271355)

Ladies and Gentlemen:

Reference is made to our letter, dated May 19, 2023, in which we, as representative of the underwriters in an offering pursuant to the registration statement on Form S-1 (333-271355), joined Biocept, Inc.’s request for acceleration of the effective date of the above-referenced registration statement for May 22, 2023, at 9:00 a.m. (New York time). Biocept, Inc. is no longer requesting that such registration statement be declared effective at that time and we hereby formally withdraw such prior request for acceleration of that effective date.

In connection with the above-captioned registration statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), EF Hutton, Division of Benchmark Investments, LLC, as representative of the underwriters, hereby joins in the request of Biocept, Inc. that the effective date of such registration statement be accelerated to 4:15 p.m. (New York time) on May 24, 2023, or as soon thereafter practicable.

In making this request, the undersigned acknowledges that the underwriters are aware of their obligations under the Act as they relate to the public offering of securities pursuant to the registration statement.

[signature page follows]

Very truly yours,

EF HUTTON, DIVISION OF BENCHMARK INVESTMENTS, LLC

By:	/s/ Sam Fleischman
Name:	Sam Fleischman
Title:	Supervisory Principal